UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Third Quarter 2023

Operating and Financial Results

Mexico City, Mexico, October 27, 2023— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the third quarter 2023 (3Q23).

3Q23 Summary

●	Passenger traffic increased 18.6% during 3Q23, as compared to 3Q22, reaching 7.4 million passengers. The airports with the highest traffic growth compared to 3Q22 were Monterrey, Culiacán, Ciudad Juárez, Acapulco and Torreón.

●	Adjusted EBITDA increased 32.7% to Ps.2,532 million, which compares to Ps.1,907 million in 3Q22.

●	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.964 million in the quarter.

OMA will hold its 3Q23 earnings conference call on October 30, 2023 at 12:00 p.m. Eastern time, 10:00 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13741571. The conference call will also be available by webcast at http://ir.oma.aero/en/calendario-de-eventos.

3Q23 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 15.5% compared to 3Q22.

During the quarter, 37 domestic routes started operations.

*Routes that started operations and were suspended during the quarter.

Total passenger traffic reached 7.4 million passengers, an increase of 18.6% as compared to 3Q22. During the quarter, of total traffic, 88.8% was domestic and 11.2% was international.

Domestic passenger traffic increased 18.1%, compared to 3Q22, while international traffic increased 22.8%.

The airports with the largest passenger traffic growth in volume terms as compared to 3Q22, were:

●	Monterrey (+23.9%), on its Toluca, Querétaro, Cancún, Santa Lucía (AIFA), Ciudad de México and Houston routes.

●	Culiacán (+16.8%), on its Los Cabos, Tijuana and Monterrey routes.

●	Ciudad Juárez (+12.9%), on its Monterrey, Guadalajara and Santa Lucía (AIFA) routes.

●	Acapulco (+30.4%), on its Santa Lucía (AIFA), Guadalajara, Mexico City and Tijuana routes.

●	Torreón (+28.9%), on its Mexico City, Guadalajara, Tijuana and Los Cabos routes.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 94.7% as of September 30, 2023.

Freight Logistics Services

●	OMA Carga’s revenues decreased by 3.0%, compared to 3Q22 due to a decrease in revenues from storage and custody services related to ground import cargo. Total tonnage handled was 10,041 metric tons, 1.9% higher than 3Q22.

Hotel Services

●	The NH Collection Terminal 2 Hotel had an 86.3% occupancy rate, compared to 78.5% in 3Q22, with a 2.5% decrease in the average room rate to Ps.2,387 per night.

●	Hilton Garden Inn had a 73.3% occupancy rate, compared to 76.6% in 3Q22, with a 17.6% increase in the average room rate to Ps.2,535 per night.

Industrial Services

●	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.20.5 million, an increase of 13.0% versus 3Q22. The increase is explained by a higher number of square meters leased as compared to 3Q22.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 31.0% mainly due to an increase in passenger traffic, compared to 3Q22, as well as increases in aeronautical tariffs during the first quarter of the current year.

Non-aeronautical revenues increased 17.6%.

Commercial revenues increased 23.6%. The line items with the largest increases were:

●	Restaurants and Car Rentals, +40.1% and +28.1%, respectively, as a result of an increase in revenue share and the consolidation of initiatives implemented in past quarters.

●	Parking, +16.4%, as a result of an increase in passenger traffic and higher penetration in the Ciudad Juárez, Chihuahua, Culiacán, Monterrey, Mazatlán, Reynosa and Torreón airports, as well as an increase in tariffs.

●	VIP Lounges, +31.5%, as a result of an increase in passenger traffic and the start of operations of the OMA Premium Lounges in Tampico, Ciudad Juárez and Reynosa, which started operations after 3Q22.

Diversification revenues increased 8.3%, mainly due to higher revenues from Hotel Services.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 2.8%, mainly due to higher minor maintenance, contracted services and basic services costs, partially offset by lower payroll costs.

The major maintenance provision was Ps.94.8 million. The outstanding balance of the maintenance provision as of September 30, 2023 was Ps.2,159 million.

The airport concession tax was Ps.151 million and the technical assistance fee was Ps.66.9 million.

Total operating costs and expenses increased 14.4%.

Operating Income and Adjusted EBITDA

Operating Income was Ps.2,272 million, with an operating margin of 58.2%.

Adjusted EBITDA was Ps.2,532 million, with a margin of 79.4%.

Financing Income and Net Income

Financing Expense was Ps.272 million, compared to Ps.219 million during 3Q22. The increase was mainly due to a higher interest expense as a result of a higher level of indebtedness and an increase in financing costs.

Consolidated net income in the quarter was Ps.1,414 million, an increase of 28.4%.

Earnings per share, based on net income of the controlling interest was Ps.3.65, and earnings per ADS was US$1.66. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 3Q23, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.964 million, comprised of Ps.719 million in improvements to concessioned assets, Ps.105 million in major maintenance, Ps.139 million in strategic investments and Ps.1 million in other concepts.

The most important investment expenditures included:

Airport	Project	Status
	MDP Investments	
Monterrey	Construction of the Fire-Extinguishing Services building	Started
Torreón	Expansion of terminal building	Started
Reynosa	Major rehabilitation of runway and minor rehabilitation of aviation platform	Started
Acapulco	Minor rehabilitation of runway and taxiway	In Process
Acapulco	Rehabilitation of the Mexican Ministry of Defense (SEDENA) and federal police installations	In Process
Chihuahua	Minor rehabilitation of runway and construction of general aviation platform	In Process
Zacatecas	Rehabilitation of commercial aviation platform	In Process
Ciudad Juárez	Major rehabilitation of runway and minor rehabilitation of taxiways	In Process
Torreón	Major rehabilitation of taxiways	In Process
Monterrey	Major rehabilitation of runway and of remote aviation platform	In Process
Culiacán	Remodeling and expansion of the Fire-Extinguishing Services area	In Process
Monterrey	Expansion of electrical substation	In Process
San Luis Potosí	Expansion of commercial aviation platform	In Process
Chihuahua	Major rehabilitation of taxiway and commercial platform	In Process
Tampico	Minor rehabilitation of platform and mayor rehabilitation of taxiway	In Process
Durango	Remodeling and expansion of terminal building	In Process
Culiacán	Expansion of terminal building	In Process
Mazatlán	Terminal building reconfiguration	In Process
Ciudad Juárez	Remodeling and expansion of terminal building	In Process
Monterrey	Expansion of public area in Terminal A - first phase	In Process
Ciudad Juárez	Rehabilitation of commercial aviation platform	In Process
Monterrey	Platforms reconfiguration	In Process
Monterrey	Installation of baggage screening equipment	Finished
Zihuatanejo	Minor rehabilitation of taxiway	Finished
Culiacán	Minor rehabilitation of runway and major rehabilitation of platform	Finished
	Strategic Investments	
Ciudad Juárez	Reconfiguration of car parking lots	In Process
Monterrey	Industrial park - Construction of two industrial warehouses	In Process
Monterrey	Expansion of OMA Carga bonded warehouse - Ground Cargo	In Process
2 Airports	Construction of OMA Premium Lounges in Durango and Zihuatanejo	In Process
3 Airports	Remodeling of OMA Premium Lounges in Monterrey (Terminal A), Culiacán and Chihuahua	In Process
Monterrey	Industrial park - Construction of industrial warehouse	In Process
Monterrey	Industrial park - Tenant improvements to industrial warehouse	In Process
7 Airports	Improvements for the installation of parking equipment in Acapulco, Durango, Culiacán, Mazatlán, Reynosa, Torreón and Zacatecas	Finished
4 Airports	Remodeling of OMA Premium Lounges in Monterrey (Terminal C), Acapulco, Mazatlán and San Luis Potosí	Finished
Reynosa	Construction of OMA Premium Lounge	Finished

Indebtedness

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 3Q23, cash flows from operating activities generated cash of Ps.1,498 million.

Investing activities used cash for Ps.505 million in the third quarter. Financing activities reflect mainly the second tranche of the ordinary dividend payment of Ps.500 million, resulting in a net cash outflow of Ps.798 million.

The net increase in cash resulting from operating, investing and financing activities in 3Q23 was Ps.195 million. This, combined with the positive effect of changes in the value of cash of Ps.19.1 million, resulted in a Cash and Cash Equivalents balance as of September 30, 2023 of Ps.2,220 million.

Relevant Events

OMA Announces Appointment of a Provisional Board Member. On October 26, the Board of Directors approved, among other matters, to accept the resignation submitted by José Alejandro Ortega Aguayo and Ricardo Maldonado Yáñez as Board Members of the Company. Additionally, the Board of Directors approved the appointment of Katia Eschenbach as Provisional Independent Board Member, until her appointment is submitted for approval at the next General Ordinary Shareholders' Meeting. The biography of Katia Eschenbach can be found in the following link: https://ir.oma.aero/en/board-of-directors/

(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	3Q22	3Q23	% Var	9M 2022	9M 2023	% Var
Acapulco	216,321	282,016	30.4	618,448	786,611	27.2
Ciudad Juárez	544,578	615,062	12.9	1,455,154	1,705,287	17.2
Culiacán	634,864	741,527	16.8	1,769,049	1,986,968	12.3
Chihuahua	482,045	509,822	5.8	1,245,731	1,411,179	13.3
Durango	130,487	141,771	8.6	363,638	380,522	4.6
Mazatlán	346,356	385,025	11.2	1,060,517	1,193,737	12.6
Monterrey	3,024,866	3,746,950	23.9	7,781,724	9,845,992	26.5
Reynosa	141,823	148,635	4.8	385,791	399,688	3.6
San Luis Potosí	182,834	204,445	11.8	465,332	530,867	14.1
Tampico	135,890	154,379	13.6	357,845	415,792	16.2
Torreón	176,085	226,889	28.9	488,228	574,675	17.7
Zacatecas	125,616	131,215	4.5	320,587	332,603	3.7
Zihuatanejo	126,532	147,036	16.2	440,181	479,826	9.0
Total	**6,268,297**	**7,434,772**	**18.6**	**16,752,225**	**20,043,747**	**19.6**

Domestic Passengers	3Q22	3Q23	% Var	9M 2022	9M 2023	% Var
Acapulco	204,130	270,473	32.5	567,714	733,885	29.3
Ciudad Juárez	543,119	612,484	12.8	1,450,105	1,698,184	17.1
Culiacán	626,596	731,446	16.7	1,744,500	1,960,424	12.4
Chihuahua	438,895	472,265	7.6	1,146,139	1,309,607	14.3
Durango	99,170	110,485	11.4	288,510	300,688	4.2
Mazatlán	303,009	351,485	16.0	864,492	957,733	10.8
Monterrey	2,651,074	3,224,565	21.6	6,819,859	8,474,920	24.3
Reynosa	140,331	147,900	5.4	380,115	397,057	4.5
San Luis Potosí	118,571	135,297	14.1	307,959	356,416	15.7
Tampico	120,661	137,413	13.9	321,367	368,762	14.7
Torreón	157,652	201,839	28.0	441,583	517,858	17.3
Zacatecas	79,225	73,765	(6.9)	207,282	193,791	(6.5)
Zihuatanejo	105,108	129,330	23.0	303,840	335,897	10.6
Total	**5,587,541**	**6,598,747**	**18.1**	**14,843,465**	**17,605,222**	**18.6**

International Passengers	3Q22	3Q23	% Var	9M 2022	9M 2023	% Var
Acapulco	12,191	11,543	(5.3)	50,734	52,726	3.9
Ciudad Juárez	1,459	2,578	76.7	5,049	7,103	40.7
Culiacán	8,268	10,081	21.9	24,549	26,544	8.1
Chihuahua	43,150	37,557	(13.0)	99,592	101,572	2.0
Durango	31,317	31,286	(0.1)	75,128	79,834	6.3
Mazatlán	43,347	33,540	(22.6)	196,025	236,004	20.4
Monterrey	373,792	522,385	39.8	961,865	1,371,072	42.5
Reynosa	1,492	735	(50.7)	5,676	2,631	(53.6)
San Luis Potosí	64,263	69,148	7.6	157,373	174,451	10.9
Tampico	15,229	16,966	11.4	36,478	47,030	28.9
Torreón	18,433	25,050	35.9	46,645	56,817	21.8
Zacatecas	46,391	57,450	23.8	113,305	138,812	22.5
Zihuatanejo	21,424	17,706	(17.4)	136,341	143,929	5.6
Total	**680,756**	**836,025**	**22.8**	**1,908,760**	**2,438,525**	**27.8**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet
(Thousands of Pesos)

	September 30, 2022	December 31, 2022	September 30, 2023	% Var Sep23/Sep22	% Var Sep23/Dec22
Assets					
Current Assets					
Cash and Cash Equivalents	2,072,506	3,336,420	2,219,822	7.1	(33.5)
Trade Accounts Receivable - Net	1,201,999	1,266,110	1,457,640	21.3	15.1
Trade Accounts Receivable from Related Parties	205,153	9,602	48,345	(76.4)	403.5
Recoverable Taxes	245,086	259,118	337,374	37.7	30.2
Advances to Contractors	238,148	672,588	582,338	144.5	(13.4)
Other Current Assets	61,708	49,639	65,519	6.2	32.0
Total Current Assets	4,024,600	5,593,477	4,711,038	17.1	(15.8)
Land, Buildings, Machinery and Equipment - Net	2,823,278	2,566,095	2,743,809	(2.8)	6.9
Investments in Airport Concessions - Net	12,939,243	13,940,366	15,686,579	21.2	12.5
Rights of use of leased assets, net	170,393	165,004	153,485	(9.9)	(7.0)
Other Assets - Net	43,907	48,127	41,762	(4.9)	(13.2)
Deferred Taxes	768,227	756,909	791,160	3.0	4.5
Total Assets	**20,769,648**	**23,069,978**	**24,127,833**	**16.2**	**4.6**
Liabilities and Stockholder's Equity					
Current Liabilities					
Bank Debt	-	1,200,000	-	n.a.	n.a.
Current Portion of Long-Term Debt	1,500,000	1,500,000	-	(100.0)	(100.0)
Current Portion of Major Maintenance Provision	930,980	949,197	569,348	(38.8)	(40.0)
Current Portion of Financial Leases	25,804	33,446	37,840	46.6	13.1
Trade Accounts Payable	279,974	332,287	375,170	34.0	12.9
Taxes and Accrued Expenses	921,924	957,609	1,153,924	25.2	20.5
Accounts Payable to Related Parties	434,800	286,479	390,007	(10.3)	36.1
Total Current Liabilities	4,093,482	5,259,018	2,526,289	(38.3)	(52.0)
Long-Term Debt	7,494,280	7,484,336	10,675,408	42.4	42.6
Guarantee Deposits	371,844	377,576	393,824	5.9	4.3
Employee Benefits	138,904	121,477	135,899	(2.2)	11.9
Major Maintenance Provision	1,034,890	1,041,521	1,590,019	53.6	52.7
Financial Leases	177,674	174,759	161,175	(9.3)	(7.8)
Deferred Taxes	53,857	56,671	62,983	16.9	11.1
Total liabilities	**13,364,931**	**14,515,358**	**15,545,597**	**16.3**	**7.1**
Common Stock	297,782	297,782	297,782	-	-
Additional paid-in capital	29,786	29,786	29,786	-	-
Retained Earnings	5,398,786	6,528,698	6,576,879	21.8	0.7
Share Repurchase Reserve	1,500,000	1,500,000	1,500,000	-	-
Labor Obligations	(1,936)	12,945	12,945	n.a.	-
Non-Controlling Interest	180,299	185,409	164,844	(8.6)	(11.1)
Stockholders' Equity	**7,404,717**	**8,554,620**	**8,582,236**	**15.9**	**0.3**
Total Liabilities and Stockholder's Equity	**20,769,648**	**23,069,978**	**24,127,833**	**16.2**	**4.6**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement
(Thousands of Pesos)

	From July 1 to September 30,			From January 1 to September 30,		
	2022	2023	% Var.	2022	2023	% Var.
Operating Activities						
Income Before Taxes	**1,498,370**	**1,999,777**	**33.5**	**3,748,563**	**5,294,879**	**41.3**
Depreciation and Amortization	139,833	165,376	18.3	403,283	469,795	16.5
Major Maintenance Provision	50,526	94,767	87.6	430,291	253,251	(41.1)
Doubtful Accounts Provision	(6)	269	n.a.	1,686	2,506	48.6
(Profit) / Loss on Sales of Machinery and Equipment - Net	(32)	144	n.a.	(39)	(808)	1,984.1
Interest Income	(37,841)	(66,303)	75.2	(115,783)	(231,990)	100.4
Items in Results Related to Financing Activities						
Present Value of Major Maintenance Provision	52,470	51,602	(1.7)	127,887	156,713	22.5
Interest Expense	201,454	290,207	44.1	549,692	834,980	51.9
Exchange Fluctuation	(104)	(19,211)	18,372.8	1,186	(7,647)	n.a.
	1,904,669	**2,516,628**	**32.1**	**5,146,766**	**6,771,679**	**31.6**
Changes in:						
Trade Accounts Receivable - Net	66,265	(50,712)	n.a.	(118,015)	(194,036)	64.4
Recoverable Taxes	63,582	(45,229)	n.a.	30,514	(78,256)	n.a.
Other Accounts Receivable	(15,652)	(332,609)	2,025.0	(24,367)	(399,662)	1,540.2
Accounts Payable	(107,174)	(11,779)	(89.0)	(129,379)	(13,123)	(89.9)
Taxes and Accrued Expenses	(4,528)	(50,474)	1,014.7	69,451	230,485	231.9
Taxes Paid	(295,564)	(505,867)	71.2	(1,397,749)	(1,610,385)	15.2
Accounts Payable to Related Parties	107,532	61,826	(42.5)	138,594	36,753	(73.5)
Major Maintenance Payments	(102,847)	(105,511)	2.6	(334,041)	(241,315)	(27.8)
Other Long-Term Liabilities	11,443	21,846	90.9	39,428	49,803	26.3
Net Flow from Operating Activities	**1,627,727**	**1,498,119**	**(8.0)**	**3,421,202**	**4,551,944**	**33.1**
Investment Activities						
Acquisition of Property, Plant and Equipment	(16,997)	(124,163)	630.5	(103,630)	(291,329)	181.1
Investment in Airport Concessions	(630,420)	(422,885)	(32.9)	(1,456,815)	(1,553,206)	6.6
Other Long-Term Assets	(3,836)	(24,574)	540.6	(13,425)	(26,284)	95.8
Proceeds from Sale of Land, Machinery and Equipment	32	(144)	n.a.	39	808	1,984.1
Interest Income	37,841	66,303	75.2	115,783	231,990	100.4
Net Flow from Investing Activities	**(613,380)**	**(505,463)**	**(17.6)**	**(1,458,048)**	**(1,638,021)**	**12.3**
Cash Flow before Financing Activities	**1,014,347**	**992,656**	**(2.1)**	**1,963,154**	**2,913,923**	**48.4**
Financing Activities						
Debt Issuance	-	-	n.a.	4,000,000	3,200,000	(20.0)
Debt Issue - Paid	-	-	n.a.	-	(1,500,000)	n.a.
Debt Issuance Expenses	-	-	n.a.	(10,360)	(10,640)	2.7
Related-party Loans - Received	4,900	145	(97.0)	14,700	68,600	366.7
Bank Loans - Paid	-	-	n.a.	(2,700,000)	(1,200,000)	(55.6)
Interest Expense	(194,973)	(281,152)	44.2	(523,185)	(813,201)	55.4
Dividends Paid	(494,947)	(502,146)	1.5	(6,615,798)	(3,738,054)	(43.5)
Payment of Financial Leases	(13,118)	(14,879)	13.4	(39,590)	(43,006)	8.6
Net Cash Flow from Financing Activities	**(698,138)**	**(798,032)**	**14**	**(5,874,233)**	**(4,036,301)**	**(31)**
Net Increase (Reduction) in Cash and Cash Equivalents	**316,209**	**194,624**	**(38)**	**(3,911,079)**	**(1,122,378)**	**(71)**
Effects of changes in the value of cash	(313)	19,111	n.a.	(3,578)	5,780	n.a.
Cash and Equivalents at Beginning of Period	1,756,611	2,006,087	14.2	5,987,164	3,336,420	(44.3)
Cash and Equivalents at End of Period	**2,072,506**	**2,219,822**	**7.1**	**2,072,506**	**2,219,822**	**7.1**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport
(Thousands of Pesos)

Monterrey	3Q22	3Q23	9M 2022	9M 2023
Total Revenues	1,403,300	1,767,119	3,507,632	4,574,322
Aeronautical Revenues	872,593	1,229,804	2,222,410	3,198,324
Non- Aeronatical Revenues	182,440	216,575	514,889	611,639
Construction Revenues	348,267	320,740	770,333	764,359
Income from Operations	373,534	310,288	793,825	1,368,212
EBITDA	417,969	369,977	914,767	1,531,135

Chihuahua	3Q22	3Q23	9M 2022	9M 2023
Total Revenues	193,580	201,748	527,062	572,424
Aeronautical Revenues	154,742	179,327	394,696	488,864
Non- Aeronatical Revenues	14,254	15,528	40,755	46,653
Construction Revenues	24,584	6,893	91,610	36,906
Income from Operations	98,997	26,146	175,753	159,039
EBITDA	105,521	33,820	195,594	181,806

Mazatlán	3Q22	3Q23	9M 2022	9M 2023
Total Revenues	144,499	155,895	472,943	557,683
Aeronautical Revenues	107,110	124,965	346,180	423,765
Non- Aeronatical Revenues	12,779	15,902	41,613	50,454
Construction Revenues	24,609	15,028	85,150	83,464
Income from Operations	53,627	6,136	116,802	168,750
EBITDA	58,942	11,972	132,430	185,784

Zihuatanejo	3Q22	3Q23	9M 2022	9M 2023
Total Revenues	72,737	70,578	252,055	270,166
Aeronautical Revenues	43,251	50,784	167,181	178,482
Non- Aeronatical Revenues	4,432	6,529	19,674	20,064
Construction Revenues	25,054	13,265	65,200	71,620
Income from Operations	26,839	2,926	61,265	65,891
EBITDA	32,277	8,479	77,343	82,471

Consorcio Grupo Hotelero T2 [1]	3Q22	3Q23	9M 2022	9M 2023
Revenues	60,265	68,419	167,137	198,503
Income from Operations	19,266	18,721	51,423	55,702
EBITDA	29,491	32,244	81,825	91,714

OMA VYNMSA Aero Industrial Park	3Q22	3Q23	9M 2022	9M 2023
Revenues	19,659	21,813	19,659	21,813
Income from Operations	10,281	8,980	10,281	8,980
EBITDA	17,813	19,590	17,813	19,590

Culiacán	3Q22	3Q23	9M 2022	9M 2023
Total Revenues	248,164	388,413	712,651	1,068,563
Aeronautical Revenues	202,897	256,005	553,773	681,982
Non- Aeronatical Revenues	17,319	17,983	49,363	55,398
Construction Revenues	27,948	114,425	109,515	331,183
Income from Operations	89,972	35,010	187,345	230,903
EBITDA	96,084	41,681	205,362	250,511

Ciudad Juárez	3Q22	3Q23	9M 2022	9M 2023
Total Revenues	214,786	345,857	526,534	960,123
Aeronautical Revenues	154,279	206,164	409,808	545,310
Non- Aeronatical Revenues	10,331	14,996	27,464	39,327
Construction Revenues	50,176	124,697	89,262	375,486
Income from Operations	67,006	59,816	133,382	236,663
EBITDA	71,575	64,887	146,853	251,315

Acapulco	3Q22	3Q23	9M 2022	9M 2023
Total Revenues	93,143	134,470	289,182	372,693
Aeronautical Revenues	71,203	100,564	206,202	282,933
Non- Aeronatical Revenues	8,909	9,884	29,077	31,651
Construction Revenues	13,031	24,022	53,904	58,109
Income from Operations	34,897	42,147	73,258	136,511
EBITDA	46,683	54,452	108,196	172,678

Other six airports	3Q22	3Q23	9M 2022	9M 2023
Total Revenues	493,903	512,128	1,224,943	1,448,363
Aeronautical Revenues	323,512	377,562	851,378	977,797
Non- Aeronatical Revenues	30,891	34,564	93,375	98,543
Construction Revenues	139,499	100,002	280,191	372,023
Income from Operations	167,391	140,234	237,807	405,299
EBITDA	192,201	168,355	310,713	487,341

Consorcio Hotelero Aeropuerto Monterrey [1]	3Q22	3Q23	9M 2022	9M 2023
Revenues	25,309	29,044	68,514	86,510
Income from Operations	7,370	8,456	19,258	26,482
EBITDA	10,568	11,574	28,139	35,350

(1) Includes results of other equity-method subsidiaries

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable period of 2022. The exchange rates used to convert foreign currency amounts were Ps.20.1927 as of September 30, 2022, Ps.19.4715 as of December 31, 2022 and Ps.17.6195 as of September 30, 2023.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit. The definition of terminal passengers of OMA may differ from the definition utilized by its shareholder VINCI Airports.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero

●	Twitter http://twitter.com/OMAeropuertos

●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated October 27, 2023